Exhibit 99.1

Condensed Interim Consolidated Financial Statements of HEXO Corp

(formerly The Hydropothecary Corporation)

HEXO™ CORP

Table of Contents

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	6-26

Condensed Interim Consolidated

Statements of Financial Position

(Unaudited, expressed in CAD $000’s)

As at	Note	January 31, 2019	July 31, 2018
Assets

Current assets

Cash and cash equivalents	4	$165,044	$131,626

Restricted cash	5	8,117	–

Short-term investments	4	527	113,163

Trade receivables	15	10,193	644

Commodity taxes recoverable		7,721	4,237

Promissory note receivable	17(b)	20,347	–

Prepaid expenses		10,427	4,204

Inventory	6	21,112	10,415

Biological assets	7	4,202	2,332

		$247,690	$266,621

Property, plant and equipment	8	$125,601	$54,333
Intangible assets and other longer term assets	9	4,858	4,044
Investment in joint ventures	17	49,039	–
Convertible debenture receivable	13	16,395	10,000
Long term investment	18	2,970	–
		$446,553	$334,998
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$18,879	$8,995
Excise taxes payable		1,244	–
Warrant liability	10, 11	3,235	3,130
		$23,358	$12,125
Shareholders’ equity
Share capital	11	$414,405	$347,233
Share-based payment reserve	11	15,623	6,139
Warrants	11	53,430	12,635
Deficit		(60,263)	(43,134)
		$423,195	$322,873
		$446,553	$334,998

Commitments and contingencies (Note 21)

Subsequent events (Note 25)

Approved by the Board

/s/ Jason Ewart, Director

/s/ Michael Munzar, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in CAD $000’s except share amounts)

		For the three months ended		For the six months ended
	Note	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018

Gross revenue from sale of goods		$16,179	$1,182	$22,809	$2,283

Excise taxes		(2,803)	–	(3,817)	–

Net revenue from sale of goods		13,376	1,182	18,992	2,283

Ancillary revenue	23	62	–	109	–

Net revenue		13,438	1,182	19,101	2,283

Cost of goods sold	6, 16	6,499	451	9,329	914

Gross margin before fair value adjustments		6,939	731	9,772	1,369

Fair value adjustment on sale of inventory	6	3,690	1,032	4,407	1,846

Fair value adjustment on biological assets	7	(8,354)	(1,053)	(13,477)	(3,692)

Gross margin		$11,603	$752	$18,842	$3,215

Operating Expenses

General and administrative		8,161	1,770	13,076	3,046

Marketing and promotion		4,839	1,358	16,550	2,426

Stock-based compensation	11, 16	4,960	1,968	9,649	2,281

Amortization of property, plant and equipment	8	452	188	1,025	312

Amortization of intangible assets	9	74	207	224	270

	16	$18,486	$5,491	$40,524	$8,335

Loss from operations		(6,883)	(4,739)	(21,682)	(5,120)

Revaluation of financial instruments loss	10	(815)	(3,330)	(3,152)	(4,613)

Share of loss from investment in joint venture	17	(483)	–	(645)	–

Unrealized gain on convertible debenture receivable	13	2,545	–	5,978	–

Foreign exchange gain/(loss)		15	(108)	18	(23)

Interest expense	10	(8)	(1,094)	(16)	(1,527)

Interest income	4, 13, 17	1,304	319	2,370	413

Net loss and comprehensive loss attributable to shareholders		$(4,325)	$(8,952)	$(17,129)	$(10,870)

Net loss per share, basic and diluted		$(0.02)	$(0.10)	$(0.09)	$(0.13)

Weighted average number of outstanding shares

Basic and diluted	12	198,323,003	93,202,241	196,777,997	84,841,163

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in CAD $000’s except share amounts)

		Number common	Share	Share-based payment		Contributed		Shareholders’
For the six months ended	Note	shares	capital	reserve	Warrants	surplus	Deficit	equity
Balance, August 1, 2018		193,629,116	$347,233	$6,139	$12,635	$–	$(43,134)	$322,873

Issuance of common shares	11	8,855,000	57,558	–	–	–	–	57,558

Issuance fees	11	–	(3,332)	–	–	–	–	(3,332)

Issuance of warrants	11	–	–	–	42,386	–	–	42,386

Exercise of stock options	11	1,349,070	1,412	(550)	–	–	–	862

Exercise of warrants	10, 11	2,327,647	5,540	–	(361)	–	–	5,179

Exercise of Broker/Finder warrants	11	1,492,777	5,994	–	(1,230)	–	–	4,764

Stock-based compensation	11	–	–	10,034	–	–	–	10,034

Net loss		–	–	–	–	–	(17,129)	(17,129)

Balance at January 31, 2019		207,653,610	$414,405	$15,623	$53,430	$–	$(60,263)	$423,195

Balance, August 1, 2017		76,192,990	$45,159	$1,562	$3,728	$1,775	$(19,785)	$32,439

Issuance of 7% unsecured convertible debentures	10	–	–	–	3,530	7,283	–	10,813

Issuance of units	11	37,375,000	139,029	–	10,471	–	–	149,500

Issuance costs	11	–	(5,726)	–	(768)	(506)	–	(7,000)

Issuance of Broker/Finder warrants	11	–	(1,486)	–	2,352	–	–	866

Conversion of 8% unsecured convertible debentures	10	15,853,887	23,462	–	–	(1,743)	–	21,719

Conversion of 7% unsecured convertible debentures	10	31,384,081	61,555	–	–	(6,809)	–	54,746

Exercise of stock options	11	285,829	335	(117)	–	–	–	218

Exercise of warrants	10, 11	13,103,115	30,154	–	(1,996)	–	–	28,158

Exercise of Broker/Finder warrants	11	3,123,074	6,787	–	(1,195)	–	–	5,592

Stock-based compensation	11	–	–	2,281	–	–	–	2,281

Net loss		–	–	–	–	–	(10,870)	(10,870)

Balance at January 31, 2018		177,317,976	$299,269	$3,726	$16,122	$–	$(30,655)	$288,462

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in CAD $000’s)

For the six months ended	Note	January 31, 2019	January 31, 2018
Operating activities
Net loss and comprehensive loss		$(17,129)	$(10,870)
Items not affecting cash
Amortization of property, plant and equipment	8	1,025	312
Amortization of intangible assets	9	224	270
Unrealized revaluation gain on convertible debenture	13	(5,978)	–
Unrealized revaluation gain on biological assets	7	(13,477)	(3,692)
Accrued interest income	13	(417)	(70)
Share of loss on investment in joint venture	17	645	–
Non-cash interest expense		–	312
Fair value adjustment on inventory sold	6	4,407	1,846
Stock-based compensation	11,16	10,034	2,281
Accretion of convertible debt	10	–	1,438
Revaluation of financial instruments	10	3,152	4,613
Liability value of foreign currency denominated warrants exercised	10	(3,047)	–
Changes in non-cash operating working capital items
Trade receivables	15	(9,549)	27
Commodity taxes recoverable		(3,484)	(1,193)
Prepaid expenses		(6,223)	(1,714)
Inventory	6	(3,497)	(1,733)
Accounts payable and accrued liabilities		3,564	1,436
Interest payable	10	–	(73)
Excise taxes payable		1,244	–
Cash and cash equivalents used in operating activities		(38,506)	(6,810)
Financing activities
Issuance of common shares	11	57,558	–
Issuance fees	11	(3,332)	(6,087)
Issuance of units	10	–	149,500
Issuance of secured convertible debentures	10	–	69,000
Financing fees	11	–	(3,926)
Exercise of stock options	11	862	218
Exercise of warrants	11	9,943	31,969
Cash provided by financing activities		65,031	240,674
Investing activities
Disposal of short-term investments	4	112,636	(115,796)
Issuance of promissory note receivable	17	(20,347)	–
Restricted cash	5	(8,117)	–
Acquisition of property, plant and equipment	8	(66,127)	(10,118)
Purchase of intangible assets	9	(884)	(410)
Investment in joint ventures	17	(7,298)	–
Acquisition of long term investments	18	(2,970)	–
Cash used in investing activities		6,893	(126,324)

4

Decrease in cash and cash equivalents	33,418	107,540
Cash and cash equivalents, beginning of year	131,626	38,453
Cash and cash equivalents, end of year	$165,044	$145,993

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended January 31, 2019 and 2018

(Unaudited, expressed in CAD and in $000’s except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (formerly The Hydropothecary Corporation) (the “Company”), is a publicly traded corporation, incorporated in Canada. The Company has one wholly-owned subsidiary, HEXO Operations Inc. (formerly 10074241 Canada Inc. and 167151 Canada Inc.) (“HOI”). HOI has one wholly-owned subsidiary Coral Health Group (together “HEXO”). HEXO is a producer of cannabis and its site is licensed by Health Canada for production and sale. Its head office is located at 240-490 Boulevard Saint-Joseph, Gatineau, Quebec, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange – American (“NYSE-A), both under the trading symbol “HEXO”.

Shareholder approval of the Company’s name change to HEXO Corp. formerly The Hydropothecary Corporation occurred August 28, 2018.

2. Basis of Presentation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the fiscal year ended July 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on March 13, 2019.

Basis of Measurement and Consolidation

The condensed interim consolidated financial statements have been prepared on an historical cost basis except for cash and cash equivalents, restricted cash, short term investments, biological assets, convertible debenture receivable, and the warrant liability, which are measured at fair value on a recurring basis and include the accounts of the Company and entities controlled by the Company and its subsidiaries. They include its wholly-owned subsidiary, HOI (formerly 10074241 Canada Inc and 167151 Canada Inc.). They also include Coral Health Group, a wholly-owned subsidiary of HOI. They also include the accounts of 8980268 Canada Inc., a company for which HOI holds a right to acquire the outstanding shares at any time for a nominal amount. All subsidiaries are located in Canada.

Historical cost is the fair value of the consideration given in exchange for goods and services based upon the fair value at the time of the transaction of the consideration provided.

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Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these condensed interim consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based payment and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2, Inventories.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 - inputs are inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 - inputs are unobservable inputs for the asset or liability.

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements requires the use of certain critical accounting estimates, which requires management to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to these condensed interim consolidated financial statements have been set out in Note 3 of the audited consolidated financial statements for the year ended July 31, 2018, with the exception of the new areas of significant judgements, estimates and assumptions presented below.

(a) INVESTMENT IN ASSOCIATES AND JOINT VENTURES

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities.

Judgment was used to determine whether the joint venture arrangements described in Note 17 should be accounted for as a joint operation or a joint venture. Given the Company has rights to the net assets of the separate legal entities, the Company has concluded they will be accounted for as joint ventures. The Company will recognize the initial investment at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss of the venture after the date of acquisition.

(b) FUNCTIONAL AND PRESENTATION CURRENCY

These annual consolidated financial statements are presented in Canadian dollars, the functional currency of the Company and its subsidiaries.

3. Changes to Policies and Accounting Standards and Interpretations

Change in Accounting Policies

Effective August 1, 2018, the Company changed its accounting policy with respect to the capitalization of indirect costs related to biological assets and inventory within the biological transformation and harvesting process. The Company now capitalizes production related depreciation and amortization, overhead and stock-based compensation to the costs of goods sold as inventory is sold. The Company’s voluntary change in accounting policy was applied retrospectively and resulted in an insignificant impact to the comparative period.

The Company’s amended policies are as follows:

(a) BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants using the income approach at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs, grow consumables, materials, utilities, facilities costs, depreciation, overhead, stock-based compensation of applicable employees, quality and testing costs. The identified capitalized direct and indirect costs of biological assets are subsequently recorded within the line item ‘costs of goods sold’ on the statement of loss and comprehensive loss in the period that the related product is sold. Seeds are measured at fair value. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations and presented on a separate line of statement of comprehensive loss of the related period.

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(b) INVENTORY

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost of the inventory. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Subsequent costs include materials, overhead, amortization, stock-based compensation of applicable employees and labour involved in packaging and quality assurance. The identified capitalized direct and indirect costs related to inventory are subsequently recorded within ‘cost of goods sold’ on the statement of loss and comprehensive loss at the time the product is sold, with the exclusion of realized fair value amounts included in inventory sold which are recorded as a separate line within gross margin before depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

(c) FINITE LIFE INTANGIBLE ASSETS

Finite life intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:

Domain names	10 years

Health Canada licenses	20 years

Software	3 to 5 years

Patents	20 years

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

New IFRS Effective August 1, 2018

IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identifying the contract with a customer;

2.	Identifying the performance obligation(s) in the contract;

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligation(s) in the contract; and

5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18.

IFRS 9, FINANCIAL INSTRUMENTS

The Company adopted IFRS 9 retroactively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption.

IFRS 9 was issued by the International Accounting Standards Board (“IASB”) in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets under IFRS 9 are initially measured at fair value and are subsequently measured at either amortized cost; fair value through other comprehensive income (“FVTOCI”) or; fair value through profit or loss (“FVTPL”).

Amortized Cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

FVTOCI

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

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This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

The following table summarizes the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets

Cash and cash equivalents	FVTPL	FVTPL

Restricted cash	FVTPL	FVTPL

Short-term investments	FVTPL	FVTPL

Trade receivables	Loans and receivables	Amortized cost

Convertible debenture receivable	FVTPL	FVTPL

Promissory note receivable	Loans and receivables	Amortized cost

Long term investment	N/A	FVTPL

Financial liabilities

Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost

Warrant liability	FVTPL	FVTPL

The adoption of IFRS 9 did not have a material impact to the Company’s classification and measurement of financial assets and liabilities.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade receivables, the Company has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statements of loss and comprehensive loss. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

Classification and Measurement of Financial Liabilities

Accounting for financial liabilities remains largely the same under IFRS 9 and subsequently the Company’s liabilities were not significantly impacted by the adoption.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designates a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss (other than derivative financial instruments that are designated and effective as hedging instruments).

New and Revised IFRS in Issue but Not Yet Effective

IFRS 16, LEASES

IFRS 16 was issued by the IASB in January 2016, and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company is assessing the impact of the new or revised IFRS standard in issue but not yet effective on its condensed interim consolidated financial statements.

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4. Cash, Cash Equivalents and Short-Term Investments

Cash and cash equivalents are highly liquid investments with a maturity of 3 months or less. Short term investments are comprised of liquid investments with maturities of less than 12 months. Short term investments are recognized initially at fair value and subsequently adjusted to fair value through profit or loss.

	Interest rate	Maturity date	January 31, 2019 Total	July 31, 2018 Total
Operating cash	–	–	$22,521	$1,546

High interest savings accounts	1.6%–2.10%	To desired term	142,523	130,080

Total cash and cash equivalents			$165,044	$131,626

Term deposits	4.25%	To desired term	$527	$113,163

Total short-term investments			$527	$113,163

5. Restricted Cash

As at January 31, 2019, the Company had $8,117 of restricted funds. Of this, $5,000 is currently in escrow to facilitate a purchase agreement with a vendor and shall be drawn down on a pro-rata basis based upon the specified delivery milestones within the agreement. The remaining balance of $3,117 has been restricted to secure the implementation of greenhouse infrastructure and matures in June 2019 (Note 21).

6. Inventory

	January 31, 2019
		Biological asset
	Capitalized	fair value
	cost	adjustment	Total
Dried cannabis	$7,940	$8,811	$16,751

Oils	1,784	1,504	3,288

Packaging and supplies	1,073	–	1,073

	$10,797	$10,315	$21,112

The inventory expensed to cost of goods sold in the three- and six months ended January 31, 2019, were $5,885 and $8,716 respectively (January 31, 2018 – $451 and $914).

	July 31, 2018
		Biological asset
	Capitalized	fair value
	Cost	adjustment	Total
Dried cannabis	$2,115	$4,440	$6,555

Oils	2,281	882	3,163

Packaging and supplies	697	–	697

	$5,093	$5,322	$10,415

7. Biological Assets

The Company’s biological assets consist of cannabis plants from seeds all the way through to mature plants. The changes in the carrying value of biological assets are as follows:

	January 31, 2019	July 31, 2018
Carrying amount, beginning of period	$2,332	$1,504

Production costs capitalized	4,097	993

Net increase in fair value due to biological transformation less cost to sell	13,477	7,340

Transferred to inventory upon harvest	(15,704)	(7,505)

Carrying amount, end of period	$4,202	$2,332

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As at January 31, 2019, the fair value of biological assets included $6 in seeds and $4,196 in cannabis plants ($6 in seeds and $2,326 in cannabis plants as at July 31, 2018). The significant estimates used in determining the fair value of cannabis plants are as follows:

●	yield by plant;

●

stage of growth estimated as the percentage of costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested;

●	percentage of costs incurred for each stage of plant growth.

●	fair value selling price per gram less cost to complete and cost to sell.

●	destruction/wastage of plants during the harvesting and processing process.

All biological assets are classified as current assets in the statement of financial position and are considered Level 3 fair value estimates. As at January 31, 2019, it is expected that the Company’s biological assets will yield approximately 12,871,584 grams of cannabis (July 31, 2018 – 4,373,775 grams of cannabis). The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the fair values of biological assets.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period end. Stage of growth is determined by reference to the cost incurred as a percentage of total cost as applied to estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the tables below.

The following table summarizes the unobservable inputs for the period ended January 31, 2019:

Unobservable inputs	Input values	Sensitivity analysis
Average selling price Obtained through actual retail prices on a per strain basis.	$5.00 per dried gram.	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $554 to the valuation.
Yield per plant Obtained through historical harvest cycle results on a per strain basis.	47–235 grams per plant.	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $210 in valuation.
Stage of growth Obtained through the estimates of stage of completion within the harvest cycle.	Average of 18% completion.	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $1,029 in valuation.
Wastage Obtained through the estimates of wastage within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle.	An increase or decrease of 5% applied to the wastage expectation would result in a change of approximately $221 in valuation.

The following table summarizes the unobservable inputs for the period ended July 31, 2018:

Unobservable inputs	Input values	Sensitivity analysis
Average selling price Obtained through actual retail prices on a per strain basis.	$4.66 per dried gram.	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $329,000 to the valuation.
Yield per plant Obtained through historical harvest cycle results on a per strain basis.	50–235 grams per plant.	An increase of decrease of 5% applied to the average yield per plant would not result in a material change in valuation.
Stage of growth Obtained through the estimates of stage of completion within the harvest cycle.	Average of 32% completion.	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $320,000 in valuation.
Wastage Obtained through the estimates of wastage within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle.	An increase of decrease of 5% applied to the average yield per plant would not result in a material change in valuation.

11

8. Property, Plant and Equipment

Cost	Balance at July 31, 2018	Additions	Adjustments	Balance at January 31, 2019
Land	$1,038	$–	$–	$1,038

Buildings	32,536	6,585	5,208	44,329

Leasehold Improvements	206	347	–	553

Furniture and equipment	1,661	1,836	–	3,497

Cultivation and production equipment	4,031	9,463	–	13,494

Vehicles	151	135	–	286

Computers	659	483	–	1,142

Construction in progress	15,433	54,357	(5,208)	64,582

	$55,715	$73,206	$–	$128,921

Accumulated amortization	Balance at July 31, 2018	Amortization	Adjustments	Balance at January 31, 2019
Land	$–	$–	$–	$–

Buildings	533	981	–	1,514

Leasehold Improvements	9	50	–	59

Furniture and equipment	527	232	(335)	424

Cultivation and production equipment	69	521	335	925

Vehicles	56	21	–	77

Computers	188	133	–	321

	$1,382	$1,938	$–	$3,320

Net carrying value	$54,333			$125,601

As at January 31, 2019, there was $9,610 (July 31, 2018 – $3,920) of property, plant and equipment in accounts payable and accrued liabilities. During the six months ended January 31, 2019, the Company capitalized $913 of amortization to inventory. During the six months ended January 31, 2018, the Company capitalized borrowing costs to buildings in the amount of $Nil (July 31, 2018 – $994).

Adjustments reflect the activation of an asset’s useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification.

12

Cost	Balance at July 31, 2017	Additions	Adjustments	Balance at July 31, 2018
Land	$358	$680	$–	$1,038

Buildings	3,745	3,930	24,861	32,536

Leasehold Improvements	–	206	–	206

Furniture and equipment	900	1,233	(472)	1,661

Cultivation and production equipment	380	3,165	486	4,031

Vehicles	114	33	4	151

Computers	234	425	–	659

Construction in progress	605	39,707	(24,879)	15,433

	$6,336	$49,379	$–	$55,715

Accumulated amortization	Balance at July 31, 2017	Amortization	Adjustments	Balance at July 31, 2018
Land	$–	$–	$–	$–

Buildings	194	339	–	533

Leasehold Improvements	–	9	–	9

Furniture and equipment	165	195	167	527

Cultivation and production equipment	23	213	(167)	69

Vehicles	26	30	–	56

Computers	78	110	–	188

	$486	$896	$–	$1,382

Net carrying value	$5,850			$54,333

9. Intangible Assets and Other Longer Term Assets

Cost	Balance at July 31, 2018	Additions	Adjustments	Balance at January 31, 2019
ACMPR License	$2,545	$–	$–	$2,545

Software	1,800	767	–	2,567

Domain names	585	–	–	585

Patents	–	483	–	483

Investments held at cost	100	–	–	100

Capitalized transaction costs	212	–	(212)	–

	$5,242	$1,250	$(212)	$6,280

Accumulated amortization	Balance at July 31, 2018	Amortization	Adjustments	Balance at January 31, 2019
ACMPR License	$403	$64	$–	$467

Software	786	129	–	915

Domain name	9	27	–	36

Patents	–	4	–	4

	$1,198	$224	$–	$1,422

Net carrying value	$4,044			$4,858

Software includes $1,087 and $426 relating to an enterprise resource planning software and an online sales platform, respectively (July 31, 2018 - $647 and $258, respectively). Both assets are not yet available for use. Accordingly, no amortization has been taken during the six months ended January 31, 2019 on these inactive assets. As at January 31, 2019, there was $186 (July 31, 2018 – $266) of intangible assets in accounts payable and accrued liabilities. The adjustment represents capitalized transaction costs being allocated to the joint venture Truss (Note 17).

13

Cost	Balance at July 31, 2017	Additions	Disposals/ adjustments	Balance at July 31, 2018
ACMPR License	$2,545	$–	$–	$2,545

Software	651	1,149	–	1,800

Domain names	–	585	–	585

Investments held at cost	–	100	–	100

Capitalized transaction costs	–	212	–	212

	$3,196	$2,046	$–	$5,242

Accumulated amortization	Balance at July 31, 2017	Amortization	Disposals/ adjustments	Balance at July 31, 2018
ACMPR License	$277	$126	$–	$403

Software	156	630	–	786

Domain name	–	9	–	9

	$433	$765	$–	$1,198

Net carrying value	$2,763			$4,044

During the fiscal year ended July 31, 2018, the Company conducted a review of its intangible assets, which resulted in changes in the expected usage of its software. Certain assets, which management previously intended to use for 5 years from the date of purchase were replaced during the fiscal year as well as September 2018. As a result, the expected useful lives of these assets decreased. The effect of these changes on actual and expected depreciation expense, in current and future years respectively is as follows.

	2019	2020	2021	2022	Later
(Decrease) increase in amortization expense	$ (87)	$ (119)	$ (100)	$ (3)	$	Nil

10. Convertible Debentures

	2017 unsecured convertible debentures 8%	2018 unsecured convertible debentures 7%	Total
Balance at July 31, 2017	20,639	–	20,639

Gross proceeds	–	69,000	69,000

Issuance costs	–	(4,792)	(4,792)

Warrants, net of issuance costs	–	(3,285)	(3,285)

Conversion feature, net of issuance costs	–	(6,777)	(6,777)

Accretion	814	554	1,368

Conversion of debenture	(21,453)	(54,700)	(76,153)

Balance at July 31, 2018	–	–	–

14

2017 Secured Convertible Debentures

During the three and six months ended January 31, 2019, 71,424 and 470,424, warrants were exercised for total proceeds of $71 and $463 respectively (US$54 and US$358, based on an exercise price of US$0.76). On the various dates of exercise, the warrant liability was revalued using the Black-Scholes-Merton option pricing model. Overall, the liability value of the warrants exercised was $3,047 (US$2,341); using the following variables:

●	stock price of various;

●	expected life of 12 months;

●	$Nil dividends;

●	70% volatility based upon comparative market indicators and historical data;

●	risk free interest rate of 0.75%;

●	USD/CAD exchange rate of various.

The exercise of these warrants resulted in an increase to share capital of $3,521.

The remaining warrant liability was revalued on January 31, 2019 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $3,235 (US$2,461); with a stock price of US$5.67; expected life of 12 months; $Nil dividends; 70% volatility based upon historical data; risk free interest rate of 1.77%; and USD/CAD exchange rate of 1.3144. The (loss)/gain on the revaluation of the warrant liability for the three and six months ended January 31, 2019 was ($815) and ($3,152) (January 31, 2018 – ($3,330) and ($4,613)), which is recorded in the revaluation of financial instruments account on the statement of loss and comprehensive loss.

The following table summarizes warrant liability activity during the six months ended January 31, 2019 and fiscal year ended July 31, 2018.

	January 31, 2019	July 31, 2018
Opening balance	$3,130	$1,356

Granted	–	–

Expired	–	–

Exercised	(3,047)	(3,317)

Revaluation due to foreign exchange	3,152	5,091

Closing balance	$3,235	$3,130

2017 Unsecured Convertible Debentures 8%

Pursuant to the conversion of the 8.0% Debentures, holders of the 8.0% Debentures received 625 Common Shares for each $1,000 principal amount of 8.0% Debentures held. In addition, the accrued and unpaid interest on each $1,000 principal amount of the 8.0% Debentures for the period from issuance on July 18, 2017 to but excluding the conversion date was $36.00 and 8.0% Debenture holders received an additional 22.5 Common Shares for each $1,000 principal amount of 8.0% Debentures held on account of accrued and unpaid interest, for a total of 647.5 Common Shares for each $1,000 principal amount of 8.0% Debentures held at the conversion date. Accordingly, at the date of conversion the carrying value of the debentures of $21,453, interest payable paid through shares of $266 and the conversion feature of $1,743 resulted in the cumulative increase to share capital of $23,462.

Interest expensed to the statement of loss and comprehensive loss was $Nil and interest capitalized to property, plant, and equipment was $Nil for both the three and six months ended January 31, 2019 (January 31, 2018 – $313 and $813 respectively). Accretion for the three and six months ended January 31, 2019 was $Nil and $Nil respectively (January 31, 2018 – $320 and $814).

2018 Unsecured Convertible Debentures 7%

On November 24, 2017, the Company issued $69,000 principal amount of unsecured debentures through a brokered private placement. The debentures bear interest at 7% per annum and mature on November 24, 2020. Interest will be accrued and paid semi-annually in arrears. The debentures were convertible into common shares of the Company at $2.20 at the option of the holder. The Company may force the conversion of the debentures on 30 days prior written notice should the daily weighted average trading price of the common shares of the Company be greater than $3.15 for any 10 consecutive trading days. The debenture holders received 15,663,000 warrants, 227 for every $1,000 unit. The warrants have a two-year term, expiring November 24, 2019, and have an exercise price of $3.00. The Company has the right to accelerate the expiry of the warrants should the closing trading price of the common shares of the Company be greater than $4.50 for any 10 consecutive trading days.

On initial recognition, the residual method was used to allocate the fair value of the warrants and conversion option. The fair value of the liability component was calculated as $58,187 using a discount rate of 14%. The residual proceeds of $10,813 were allocated between the warrants and conversion option on a pro-rata basis relative to their fair values. The fair values of the warrants and conversion option were determined using the Black-Scholes-Merton option pricing model.

15

The warrants were valued with a fair value $8,648 using the following assumptions:

●	stock price of $2.62;

●	expected life of one year;

●	$Nil dividends; 65% volatility; based upon comparative market indicators and historical data

●	risk free interest rate of 1.25%.

The conversion option was valued with a fair value of $17,843 using the following assumptions:

●	stock price of $2.62;

●	expected life of three months;

●	$Nil dividends; 65% volatility; based upon comparative market indicators and historical data

●	risk free interest rate of 1.25%.

Based on the fair value of the warrants and conversion option, the residual proceeds of $10,813 were allocated as $3,530 to the warrants and $7,283 to the conversion option, less allocation of issuance costs.

In connection with the closing of the debentures, the Company paid a placement fee of $3,450 from the gross proceeds of the financing and incurred an additional $476 of issuance costs. The Company also issued broker warrants exercisable to acquire 1,568 common shares at an exercise price of $3.00 per share.

The broker warrants were attributed a fair value of $866 based on the Black-Scholes-Merton option pricing model with the following assumptions:

●	stock price of $2.62;

●	expected life of 1 year;

●	$Nil dividends;

●	65% volatility; based upon comparative market indicators and historical data

●	risk free interest rate of 1.25%.

The total issuance costs amounted to $4,792 and were allocated on pro-rata basis as follows: Debt – $4,041, Conversion option – $506, and the Warrants – $245.

On December 15, 2017 the Company announced that it had elected to exercise its right to convert all of the outstanding principal amount of the Company’s 7.0% Debentures and unpaid accrued interest thereon into Common Shares. The Company became entitled to force the conversion of the 7.0% Debentures on December 13, 2017 on the basis that the VWAP of the Common Shares on the TSXV for 10 consecutive trading days was equal to or exceeded $3.15. For the 10 consecutive trading days preceding December 13, 2017, the VWAP of the Common Shares was $3.32. The Company provided the holders of the 7.0% Debentures with the required 30 days advance written notice of the conversion, and the effective date for the conversion was January 15, 2018.

Pursuant to the conversion of the 7.0% Debentures, holders of the 7.0% Debentures received 454.54 Common Shares for each $1,000 principal amount of 7.0% Debentures held. In addition, the accrued and unpaid interest on each $1,000 principal amount of the 7.0% Debentures for the period from December 31, 2017 (the interest payment scheduled for December 31, 2017 was paid in cash) up to, but excluding the conversion date, was $2.92 and 7.0% Debenture holders received an additional 1.33 Common Shares for each $1,000 principal amount of 7.0% Debentures held on account of accrued and unpaid interest, for a total of 455.87 Common Shares for each $1,000 principal amount of 7.0% Debentures held. Accordingly, at the date of conversion the carrying value of the debentures of $54,700, interest payable paid through shares of $46 and the conversion feature of $6,809 resulted in the cumulative increase to share capital of $61,555.

There exists no convertible debt as at January 31, 2019.

16

11. Share Capital

(a) Authorized

An unlimited number of common shares

(b) Issued and Outstanding

During the first quarter of fiscal 2018, 481,896 warrants with exercise prices of $0.75 and US$0.70 were exercised for proceeds of $406, resulting in the issuance of 481,896 common shares.

During the second quarter of fiscal 2018, the Company issued 15,687,500 common shares from the conversion of the 8% unsecured convertible debentures and 166,387 common shares in lieu of accrued interest, as described Note 10 Convertible debentures.

On January 2, 2018, the Company announced that it had elected to exercise its right to accelerate the expiry date of the common share purchase warrants issued under the 8% convertible debentures. The Company became entitled to accelerate the expiry date of the warrants on December 27, 2017 on the basis that the closing trading price of the Common Shares on the TSXV exceeded $3.00 for 15 consecutive trading days. The expiry date for the warrants was accelerated from July 18, 2019 to February 1, 2018. During the second quarter of fiscal 2018, the Company issued 7,799,960 common shares related to the exercise of warrants associated with the 8% convertible debentures.

During the second quarter of fiscal 2018, the Company issued 31,363,252 common shares from the conversion of the 7% unsecured convertible debentures and 20,829 common shares in lieu of accrued interest, as described Note 10 Convertible debentures. The Company issued 2,922,393 common shares related to the exercise of warrants from the 7% unsecured convertible debentures.

During the second quarter of fiscal 2018, in addition to common shares issued related to the exercise of warrants associated with the convertible debentures, 5,025,627 warrants with exercise prices of $0.75 and US$0.70 were exercised, resulting in the issuance of 5,021,940 common shares. Total proceeds from the exercise of warrants were $30,937.

On January 30, 2018 the Company closed a bought deal public offering of 37,375,000 units at a price of $4.00 per unit for gross proceeds of $149,500. Each unit consisted one common share and one-half of one share purchase warrant of the Company. Each warrant is exercisable into one common share at a price of $5.60 per share for a period of two years. The fair value of the warrants at the date of grant was estimated at $0.56 per warrants based on the following weighted average assumptions:

●	stock price of $3.93;

●	expected life of 1 year;

●	$Nil dividends;

●	65% volatility based upon comparative market indicators and historical data;

●	risk free interest rate of 1.25%.

Total cash share issue costs amounted to $6,380 which consisted of underwriters’ commissions of $5,980, underwriters’ expenses of $10, underwriters’ legal fees of $97 and incurred $311 of additional cash issuance costs. In addition, the Company issued an aggregate of 1,495 compensation warrants to the underwriters at a fair value of $1,486. The compensation warrants have an exercise price of $4.00 and expire January 30, 2020. The fair value of the compensation warrants at the date of grant was estimated at $0.99 per warrant based on the following weighted average assumptions:

●	stock price of $3.93;

●	expected life of 1 year;

●	$Nil dividends;

●	65% volatility based upon comparative market indicators and historical data;

●	risk free interest rate of 1.25%.

The Company allocated $7,342 of the issuance costs to the common shares and $523 to the warrants.

During the third quarter of fiscal 2018, 2,475 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $4,423, resulting in the issuance of 2,475 common shares.

On May 24, 2018, the Company announced that it had elected to exercise its right to accelerate the expiry date governing the common share purchase warrants issued November 24, 2017. Pursuant to the terms of the warrant indenture the Company elected its right to accelerate the expiry date of the remaining 5,261,043 warrants from November 24, 2019 to June 25, 2018. As at the date of expiry all warrants were exercised. The accelerated expiry date also applied to the remaining 1,568,181 compensation warrants originally issued to certain investment banks on November 24, 2017. As at the date of expiry 1,505,453 compensation warrants were exercised and 62,728 warrants expired.

17

During the fourth quarter of fiscal 2018, 13,214,883 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $38,601, resulting in the issuance of 13,214,883 common shares.

On October 4, 2018 the Company closed its transaction with joint venture partner Molson Coors in which the Company granted 11,500,000 warrants at a price of $6.00 per warrant. Each warrant is exercisable into one common share at a price of $6.00 per share for a period of three years. The fair value of the warrants at the date of grant was estimated at $3.69 per warrants based on the following weighted average assumptions:

●	stock price of $8.45;

●	expected life of 1.5 years;

●	$Nil dividends;

●	65% volatility based upon comparative market indicators and historical data;

●	risk free interest rate of 0.75%.

During the first quarter of fiscal 2019, 3,137,746 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $5,589, resulting in the issuance of 3,137,746 common shares.

On January 30, 2019, the Company closed its marketed offering of 7,700,000 common shares at a price of $6.50 per share for gross proceeds of $50,050. Included in the offering was an 1,155,000 over-allotment option pool with a price of $6.50 per share which was exercised in full on the closing date for $7,508 and total gross proceeds of $57,558 for total common shares issued of 8,855,000. Underwriting and legal fee’s accumulated to $3,332 for total net proceeds of $54,226.

During the second quarter of fiscal 2019, 682,678 warrants with exercise prices ranging from $0.75 to $5.60 and US$0.76 were exercised for proceeds of $1,307, resulting in the issuance of 682,678 common shares.

As at January 31, 2019, there were 207,653,610 common shares outstanding and 34,104,554 warrants outstanding.

The following is a summary of warrants on January 31, 2019.

	Number outstanding	Book value
Warrants issued with $0.75 Units

Exercise price of $0.83 expiring May 19, 2019	19,332	$4

Exercise price of $0.83 expiring June 2, 2019	333,330	60

Exercise price of $0.83 expiring June 8, 2019	1,333,332	262

Exercise price of $0.83 expiring June 23, 2019	66,672	12

Exercise price of $0.83 expiring July 21, 2019	33,336	6

Exercise price of $0.83 expiring August 18, 2019	66,672	12

Exercise price of $0.83 expiring August 31, 2019	39,600	7

2015 secured convertible debenture warrants

Exercise price of $0.75 expiring July 15, 2019	866,040	166

2016 unsecured convertible debenture warrants

Exercise price of $0.83 expiring July 18, 2019	75,000	11

2018 Equity financing

Exercise price of $5.60 expiring January 30, 2020	18,536,000	9,963

Broker / Consultant warrants

Exercise price of $0.75 expiring November 9, 2019	41,598	15

Exercise price of $0.75 expiring November 3, 2021	175,618	78

Exercise price of $0.75 expiring March 14, 2022	144,282	101

Exercise price of $4.00 expiring January 30, 2020	373,750	347

Joint Venture Molson warrants

Exercise price of $6.00 expiring October 4, 2021	11,500,000	42,386

	33,604,562	53,430

2017 secured convertible debenture warrants

Exercise price of USD$0.76 expiring November 14, 2019	499,992	3,235

	34,104,554	$56,665

18

The following table summarizes warrant activity during the six months ended January 31, 2019 and fiscal year ended July 31, 2018.

		January 31, 2019		July 31, 2018
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	26,425,504	$4.35	20,994,123	$1.31

Expired during the period	(526)	–	(62,728)	3.00

Issued during the period	11,500,000	6.00	37,413,681	4.34

Exercised during the period	(3,820,424)	1.57	(31,919,572)	2.33

Outstanding, end of the period	34,104,554	$5.20	26,425,504	$4.35

Stock Option Plan

The Company has a share option plan (the “Plan”) that is administered by the Board of Directors who establish exercise prices and expiry dates, which are up to 10 years from issuance as determined by the Board at the time of issuance. Unless otherwise determined by the Board, options issued under the Plan vest over a three-year period except for options granted to consultants or persons employed in investor relations activities (as defined in the policies of the TSX) which vest in stages over 12 months with no more than 1⁄4 of the options vesting in any three-month period. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is 20,765,361 common shares as at January 31, 2019.

The following table summarizes the stock option grants during the six months ended January 31, 2019 and fiscal year ended July 31, 2018.

		Options granted
Grant date	Exercise price	Executive and directors	Non-executive employees	Vesting terms	Vesting period
September 8, 2017	$1.37	650,000	1,000	Terms A	10 years

November 6, 2017	$2.48	125,000	3,000	Terms A	10 years

December 4, 2017	$2.69	1,750,000	20,000	Terms B	10 years

January 29, 2018	$4.24	–	261,000	Terms A, C	10 years

March 12, 2018	$3.89	325,000	–	Terms A	10 years

April 16, 2018	$4.27	845,000	61,500	Terms A	10 years

June 8, 2018	$5.14	–	441,000	Terms A	10 years

July 11, 2018	$4.89	4,325,000	1,366,500	Terms A	10 years

September 17, 2018	$7.93	650,000	523,500	Terms A	10 years

November 22, 2018	$5.92	–	440,000	Terms A	10 years

December 17, 2018	$5.09	74,000	227,500	Terms A, D	10 years

Vesting terms A – One-third of the options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

Vesting terms B – Half of the options will vest immediately, and the balance will vest annually over three years thereafter.

Vesting terms C – Based upon organizational milestones.

Vesting terms D – 54,000 of the options granted to a director will fully vest 6-months from the grant date.

The following table summarizes stock option activity during the six months ended January 31, 2019 and the fiscal year July 31, 2018.

		January 31, 2019		July 31, 2018
	Options issued	Weighted average exercise price	Options issued	Weighted average exercise price
Opening balance	14,388,066	$3.02	5,748,169	$0.68

Granted	1,915,000	7.02	10,174,000	4.16

Forfeited	(239,996)	3.23	(626,830)	3.44

Exercised	(1,349,070)	0.64	(907,273)	0.65

Closing balance	14,714,000	$3.76	14,388,066	$3.02

The weighted average share price at the time of exercise during the period was $5.89 (July 31, 2018 – $4.31).

19

The following table summarizes information concerning stock options outstanding as at January 31, 2019.

Exercise price	Number outstanding	Weighted average remaining contractual life (years)	Number exercisable	Weighted average remaining contractual life (years)
$ 0.16	285,000	0.01	285,000	0.03

0.58	600,900	0.24	600,900	1.03

0.75	1,912,500	0.94	1,194,504	2.55

1.27	577,706	0.31	401,703	0.93

1.37	461,394	0.27	81,644	0.21

2.48	128,000	0.08	42,667	0.11

2.69	1,695,000	1.02	772,500	2.02

3.89	325,000	0.20	–	–

4.24	258,000	0.16	–	–

4.27	884,000	0.55	–	–

4.89	5,618,500	3.61	–	–

5.14	108,000	0.07	–	–

7.93	1,128,500	0.74	–	–

5.92	430,000	0.29	–	–

$ 5.09	301,500	0.20	–	–

	14,714,000		3,378,918

Stock-based Compensation

For the three and six months ended January 31, 2019, the Company recorded $4,960 and $9,649 respectively (January 31, 2018 – $1,968 and $2,281) in stock-based compensation expense related to employee options, which are measured at fair value at the date of grant and are expensed over the vesting period (See Note 16 for stock based compensation allocation by expense group). In determining the amount of stock-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of options granted by applying the following assumptions:

	January 31, 2019	January 31, 2018
Exercise price	$0.75–$7.93	$0.16–$4.24

Risk-free interest rate	1.98%–2.42%	2.13%-2.29%

Expected life of options (years)	5-7	7

Expected annualized volatility	65%–75%	65%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the three and six month period ended January 31, 2019, the Company allocated $529 and $640 (January 31, 2018 – $Nil and $Nil) of stock-based compensation expenses to cost of sales based upon those expenses applicable to direct and indirect labour in the selling and production process.

20

12. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

	January 31, 2019	July 31, 2018
Options	14,714,000	14,388,066

Warrants issued with $0.75 units	1,892,274	3,234,960

2015 Secured convertible debentures warrants	866,040	1,318,332

2016 Unsecured convertible debenture warrants	75,000	100,002

2017 Secured convertible debenture warrants	499,992	928,542

2018 Equity warrants	18,536,000	18,570,500

Joint venture issued warrants	11,500,000	–

Convertible debenture broker/finder warrants	735,248	2,273,168

	48,818,554	40,813,570

13. Convertible Debenture Receivable

On July 26, 2018, the Company lent $10,000 to an unrelated entity, Fire and Flower (“F&F”) in the form of an unsecured and subordinated convertible debenture. The convertible debenture bears interest at 8%, paid semi-annually, matures July 31, 2020 and includes a conversion feature to convert the debenture into common shares of F&F at $1.15 as defined within the agreement. The Company issued the debenture as a part of a strategic investment into the private retail cannabis market.

The option to settle the loan in common shares represents a call option to the Company and is included in the fair value of the loan. During the three and six months ended January 31, 2019 the Company’s convertible debenture receivable increased by $2,545 and $5,978 respectively (January 31, 2018 – $Nil and $Nil) representing the change in fair value on the note.

For the three and six months ended January 31, 2019, the Company’s debenture receivable from F&F accrued interest of $202 and $417 respectively (January 31, 2018 – $Nil and $Nil). At period end, the convertible debenture receivable totalled $16,395 (July 31, 2018 – $10,000).

The fair value of the note (Level 2) at the reporting date was estimated using the Black-Scholes Merton model and based on the following assumptions:

●	exercise price of $1.15;

●	expected life of 9 months;

●	$Nil dividends;

●	111% volatility; based upon historical data

●	risk free interest rate of 1.77%.

14. Segmented Information

The Company operates in one operating segment.

All property, plant and equipment and intangible assets are located in Canada.

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15. Financial Instruments

Interest Risk

The Company’s exposure to interest rate risk only relates to any investments of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at January 31, 2019, the Company had short term investments of $527.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables, promissory note receivable and convertible debenture receivable. As at January 31, 2019, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash, cash equivalents and short term investments are held by some of the largest cooperative financial groups in Canada. Since the inception of the Company, no losses have been incurred in relation to cash held by the financial institution. The majority of the trade receivables balance are held with crown corporations of Quebec, Ontario and British Columbia as well as one of the largest medical insurance companies in Canada. Credit worthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a twelve month credit loss approach. The current expected credit loss for the three month period is $31 (January 31, 2018 - $Nil) and $49 (January 31, 2018 - $88) for the six months ended January 31, 2019.

Credit risk from the convertible debenture receivable and promissory note receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables, convertible debenture receivable and promissory note receivable represents the maximum exposure to credit risk and as at January 31, 2019; this amounted to $220,623.

The following table summarizes the Company’s aging of receivables as at January 31, 2019 and July 31, 2018:

	January 31, 2019	July 31, 2018
	$	$

0–30 days	7,060	262

31–60 days	604	188

61–90 days	1,838	91

Over 90 days	691	103

Total	10,193	644

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from two crown corporations representing 90% and 87% (January 31, 2018 – Nil% and Nil%) of total sales in the three and six months ended January 31, 2019.

The Company holds trade receivables from two crown corporations representing 80% of total trade receivables as of January 31, 2019 (July 31, 2018 – Nil%).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at January 31, 2019, the Company had $165,571 of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities and excise taxes payable with a total carrying amounts and contractual cash flows amounting to $20,123 due in the next 12 months.

The carrying values of cash, trade receivable, accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

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16. Operating Expenses by Nature

	For the three months ended		For the six months ended
	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018
Marketing and promotion	$2,430	$329	$12,019	$615

Stock based compensation	4,960	1,968	9,649	2,281

Salaries and benefits	4,225	1,387	7,470	2,545

Consulting	1,483	511	2,921	692

Professional fees	1,852	355	2,677	492

Facilities	1,531	132	2,454	287

General and administrative	1,123	280	1,400	598

Amortization of property, plant and equipment	452	188	1,025	312

Travel	356	134	685	243

Amortization of intangible assets	74	207	224	270

Total	$18,486	$5,491	$40,524	$8,335

The following table summarizes the nature of stock based compensation in the period:

	For the three months ended	For the six months ended
	January 31, 2019	January 31, 2019
General and administrative related stock based compensation	$4,702	$9,161

Marketing and promotion related stock based compensation	258	488

Total operating expense related stock based compensation	4,960	9,649

Stock based compensation allocated to cost of sales	274	385

Total stock based compensation	$5,234	$10,034

17. Investment in Joint Ventures

(a) Truss Joint Venture

	January 31, 2019	July 31, 2018
Opening Balance	$–	$–

Cash consideration of investment	6,375	–

Fair value of warrant consideration	42,386	–

Capitalized transaction costs	722	–

Share of net loss	(645)	–

Ending Balance	$48,838	$–

On October 4, 2018, the formation of the joint venture Truss between the Company and Molson Coors Canada (the “Partner”) was finalized. Truss is a standalone start-up company with its own board of directors and an independent management team and is incorporated in Canada. Truss is private company and its principle activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages and is currently operating in Gatineau, Quebec.

The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss with the Company holding 42,500 common shares and controlling the remaining 42.5%. In connection with the transaction HEXO has granted the Partner 11,500,000 common share warrants at an exercise price of $6.00 for a period of 3 years.

Included in the initial investment cost is the capitalized fair value $42,386 of warrant consideration (see Note 11 for fair value inputs and assumptions).

Transaction costs of $722 in respect to the definitive agreement to form the joint venture were capitalized.

The joint venture is accounted for using the equity method. During the three- and six months period ended January 31, 2019, the Company’s share in the net loss of Truss was $483 and $645 respectively (July 31, 2018 – $Nil and $Nil).

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(b) Belleville Complex Inc Joint Venture

On October 31, 2018, the Company acquired a 25% interest in the joint venture Belleville Complex Inc. (“BCI”) with a related party holding the remaining 75% in BCI. The joint venture purchased an initially configured 2 million sq. ft. facility through a $20,279 loan issued by the Company on September 7, 2018, bearing an annual 4% interest rate, which interest is payable monthly. The Company is currently undergoing an amendment to the original repayable period of 120 days from the loan date to fall within the third quarter of the 2019 fiscal year. The loan is secured by the first mortgage over the building. As a part of the agreement, the Company will be the anchor tenant for a period of 20 years. Consideration for the 25% interest on the joint venture is deemed $Nil. The Company accrued and unpaid interest of $68 on the note for a total receivable of $20,347. The carrying value of BCI as at January 31, 2019 is $Nil (July 31, 2018 - $Nil)

(c) HEXOMed Joint Venture

HEXOMed is a Greece based joint venture established with partner QNBS and will serve as the Company’s entry point into the European medical cannabis markets. On January 31, 2019, the Company contributed an initial 50€ to HEXOMed for a 33.34% share in the entity’s equity. Under the investment agreement, the Company will contribute a total of 250€ for a 33.34% interest in HEXOMed with an option to contribute an additional 500€ and increase its interest to 50%. The carrying value of HEXOMed as at January 31, 2019 is $201 (July 31, 2018 - $Nil).

18. Long-term Investment

On November 1, 2018, the Company obtained 1,980,000 subscription receipts in the entity F&F for proceeds of $2,970. The subscription receipts convert to common shares of F&F at a 1:1 ratio upon the triggering event as defined in the subscription agreement. The fair value of the investment (Level 2) as at January 31, 2019, is $2,970 and was determined using observable prices.

19. Related Party Disclosure

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 8.20% of the outstanding shares of the Company as at January 31, 2019 (January 31, 2018 – 10.36%).

Compensation provided to key management during the period was as follows:

	For the three months ended		For the six months ended
	January 31, 2019	January 31, 2018	January 31, 2019	January 31, 2018
Salary and/or consulting fees	$921	$463	$1,603	$847

Bonus compensation	185	14	402	14

Stock-based compensation	4,029	1,748	7,388	2,009

Total	$5,135	$2,225	$9,393	$2,870

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Unless otherwise stated the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of which, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $7.93.

On July 11, 2018, the Company granted certain directors and executives of the Company a total of 4,325,000 stock options with an exercise price of $4.89. Within the grant there exist 350,000 stock option which fully vest on April 30, 2019.

On April 16, 2018, the Company granted certain directors and executives of the Company a total of 845,000 stock options with an exercise price of $4.27.

On March 12, 2018, the Company granted certain directors and executives of the Company a total of 325,000 stock options with an exercise price of $3.89.

On December 4, 2017, the Company granted certain directors and executives of the Company a total of 1,750,000 stock options with an exercise price of $2.69, of which half of the options will vest immediately, and the balance will vest annually over three years thereafter with the exception of 75,000 stock options which vest in full by April 30, 2019.

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On November 6, 2017, the Company granted certain directors of the Company a total of 125,000 stock options with an exercise price of $2.48.

On September 8, 2017, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $1.37.

The Company loaned $20,272,188 on September 7, 2018, to the related party BCI to be used in the purchase of a facility in Belleville, Ontario and is expected to mature in the third quarter of fiscal 2019. The loan bears annual interest of 4% which is repayable monthly.

20. Capital Management

The Company’s objective is to maintain sufficient capital so as to maintain investor, creditor and customer confidence and to sustain future development of the business and provide the ability to continue as a going concern. Management defines capital as the Company’s shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements.

As at January 31, 2019 total managed capital was comprised of shareholders’ equity of $423,195 (July 31, 2018 – $322,873). There were no changes in the Company’s approach to capital management during the period.

21. Commitments and Contingencies

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five years is as follows:

2019	$36,499

2020	6,545

2021	5,282

2022	5,218

2023	5,149

Thereafter	80,105

$138,798

Inclusive of the commitments balance is $102,095 related to the Belleville Complex Inc 20-year anchor tenant agreement ending September 7, 2038 (Note 17).

Letter of Credit

On June 28, 2018, the Company executed a letter of credit with a Canadian credit union as required under an agreement with a public utility provider entitling the Company up to a maximum limit of $3,117 subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issue. The credit facility is secured by a guaranteed investment certificate (“GIC”). As at January 31, 2019, the letter of credit has not been drawn upon (July 31, 2018 – $Nil) and is in compliance with the specified requirements.

Surety Bond

On June 28, 2018, the Company entered into an indemnity agreement to obtain a commercial surety bond with a North American insurance provider entitling the Company up to a maximum of $2,000. The bond bears a premium at 0.1% annually. The Company obtained the surety bond as required under the Canada Revenue Agency’s excise tax laws for the transporting of commercial goods throughout Canada.

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22. Fair Value of Financial Instruments

The carrying values of the financial instruments as at January 31, 2019 are summarized in the following table:

	Note		Amortized costs	Financial assets designated as FVTPL	Financial liabilities designated as FVTPL	Total
Assets			$	$	$	$

Cash and cash equivalents	4		–	165,044	–	165,044

Restricted cash	4		–	8,117	–	8,117

Short-term investments	4		–	527	–	527

Trade receivables			10,193	–	–	10,193

Convertible debenture receivable	13		–	16,395	–	16,395

Promissory note receivable	17(b	)	20,347	–	–	20,347

Long term investment	18		–	2,970	–	2,970

Liabilities			$	$	$	$

Accounts payable and accrued liabilities			18,879	–	–	18,879

Warrant liability	10		–	–	3,235	3,235

The carrying values of trade receivables and accounts payable and accrued liabilities approximate their fair values due to their relatively short periods to maturity.

23. Ancillary Revenue

Ancillary revenues are those sales outside of the primary business of the Company as outlined in Note 1. During the three- and six months period ended January 31, 2019 the Company realized net revenues of $62 and $109 respectively (January 31, 2018 – $Nil and $Nil) related to management fees.

24. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the current presentation, none of which were material with the exception of the reclassification of $92,284 of high interest savings from short term investments to cash and cash equivalents.

25. Subsequent Events

$65 Million Bank Credit Facility Secured

On February 15, 2019, the Company announced it has entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders will provide the Company up to $65 million in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consists of a $50 million term loan and a $15 million revolving loan with an uncommitted option to increase the facility up to $135 million. Both loans mature in 2022. The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants.

Issuance of Executive Stock Options

On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined in Note 11, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20 day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

HEXO to Acquire Newstrike Brands Ltd.

On March 12, 2019, HEXO Corp (“HEXO”) and Newstrike Brands Ltd. (“Newstrike”) entered into a definitive arrangement agreement (the “Agreement”) under which the Company will acquire, by way of a plan of arrangement under the Business Corporations Act (Ontario), all of Newstrike’s issued and outstanding common shares in an all-share transaction valued at approximately $263 million (the “Transaction”). Under the terms of the Agreement, Newstrike shareholders will receive 0.06332 of a HEXO common share for each Newstrike common share held. The Transaction has been unanimously approved by the board of directors of HEXO and Newstrike.

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